EXHIBIT 99.1

RADA's Tactical Radars Procured by
Israeli Ministry of Defense for Protection of Communities on the Southern Border

At the DSEI 2015 show, the Company will unveil three new derivatives of the MHR radar for different ranges and diverse air & surface surveillance missions

DSEI 2015, September 15-18, London, UK

NETANYA, Israel, Sept. 9, 2015 RADA Electronic Industries Ltd. – announced today that the Israeli Ministry of Defense (IMoD) has procured its tactical radars for the protection of communities adjacent to Israel’s southern border against short range threats, including rocket and mortar fires and aerial threats. The company is also expanding its Multi-Mission Hemispheric Radar (MHR) family, introducing 3 new variants in various sizes and ranges for air & surface surveillance.

According to Zvi Alon, RADA's CEO, "We are very proud of the selection of our systems for the important task of protecting the lives of the residents near the southern border.  This program is the latest of strategic programs in which our radars are taking part, and were announced over the past few months, strengthening the global recognition of our unique radar offering."

The IMoD has recently disclosed the selection of RADA’s MHR-based tactical radars for its national alert system. The radars will detect short-range threats such as UAVs and fires and provide timely lifesaving alerts. Current orders are for the southern border. RADA’s technology was recognized, through a competitive selection process, as the preferred solution for the operational requirements of this urgent national security project.

During the DSEI 2015 show, the company will introduce three new derivatives of the MHR family. The pMHR radar, weighing approximately 20 Kg, enables the portability of the system on the battlefield and is an ideal solution for force protection missions on the move. The eMHR and ieMHR radars enable longer detection ranges for VSHORAD (Very Short Range Air Defense), sea & air surveillance missions. These radars are especially suitable for installation on ground platforms and small/medium-sized vessels, and as stationary systems for the protection of potentially-threatened areas. One of their unique capabilities is the detection – from significant ranges – of the commercial Low, Slow and Small (LSS) aerial vehicles such as quadcopters, which are becoming a growing threat to strategic sites and commercial aviation.

Mr. Alon goes on to say, "The expansion of the MHR family enables us to offer our customers a variety of solutions for a myriad of missions and applications. We are now offering our radars to the maritime market, where the systems' minimal Size Weight and Power (SWaP) is an essential advantage. With our new systems, we can tailor the most appropriate and effective solution to meet customer requirements."

About RADA's MHR Family of Tactical Radars
The MHR Family of S-Band, Software-Defined, Pulse-Doppler, Active Electronically Scanned Array radars has sophisticated beam forming capabilities and advanced signal processing. The radar platforms provide multiple missions on each platform, and offer unprecedented performance-to-price ratio. The radars are compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as counter rockets and mortars, counter unmanned aerial systems, ground/surface surveillance, air surveillance, and more.

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The company specializes in the development, production, and sale of Tactical Land Radars for force and border protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com